                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________



                        Commission File Number: 000-21553


                           METROPOLITAN BANK AND TRUST
                               COMPANY 401(K) PLAN
                            (Full title of the Plan)


                          METROPOLITAN FINANCIAL CORP.
                           22901 Mill Creek Boulevard
                            Highland Hills, OH 44122
                                 (216) 206-6000
             (Name of issuer of the securities held pursuant to the
                    plan and address of its principal office)

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

     1. Independent Auditors' Report

     2. Statement of Net Assets Available for Benefits

     3. Statement of Changes in Net Assets Available for Benefits

     4. Notes to Financial Statements

     5. Schedule of Assets Held for Investment Purposes at the End of the Year

     6. Schedule of Reportable Transactions

Exhibits. The following exhibit is filed as part of this annual report:

     Exhibit 23 - Consent of Crowe, Chizek and Company LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    METROPOLITAN BANK AND TRUST
                                    COMPANY 401(k) PLAN


                                    By: METROPOLITAN BANK AND TRUST COMPANY



                                    By:   /s/ Donald F. Smith
                                        ------------------------------------
                                          Donald F. Smith, Executive Vice
                                          President and Chief Financial Officer


Date: July 2, 2001

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                              Highland Hills, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                           METROPOLITAN BANK AND TRUST
                                  401(k) PLAN
                                 Cleveland, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999





                                    CONTENTS







REPORT OF INDEPENDENT AUDITORS .......................................................................        1


FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ................................................        2

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
        FOR BENEFITS .................................................................................        3

      NOTES TO FINANCIAL STATEMENTS ..................................................................        4


SUPPLEMENTAL SCHEDULES

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
        ..............................................................................................       11

      SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS  .....................................       12

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Metropolitan Bank and Trust 401(k) Plan
Highland Hills, Ohio

We have audited the accompanying statements of net assets available for benefits of the Metropolitan Bank and Trust 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       Crowe, Chizek and Company LLP
Cleveland, Ohio
May 16, 2001

-------------------------------------------------------------------------------


                                                                              1.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

-------------------------------------------------------------------------------

                                                        2000             1999
                                                        ----             ----
ASSETS

Investments
      Short-term investments                         $  584,817      $  818,920
      Mutual funds                                    3,414,548       3,612,825
      Metropolitan Financial Corp. common stock         115,741         168,592
      Participant loans                                 170,329         120,768
                                                  -------------    -------------

           Total investments                          4,285,435       4,721,105

Receivables
      Employer contribution                              58,219          57,514
      Employee contribution                              24,737          22,615
      Loan payments                                       2,207               -
                                                  -------------    -------------

           Total assets                               4,370,598       4,801,234
                                                  -------------    -------------

LIABILITIES

Accounts payable                                          4,603           8,321
                                                  -------------    -------------

           Total liabilities                              4,603           8,321
                                                  -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS                    $4,365,995      $ 4,792,913
                                                  =============    =============



--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              2.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000
--------------------------------------------------------------------------------

                                                                     2000
                                                                     ----
Investment income
      Net depreciation in fair value of investments                $   (823,026)
      Interest and dividends                                            410,739
                                                                 ---------------

           Total investment income                                     (412,287)

Contributions
      Employer                                                          220,203
      Participant                                                       763,695
      Rollover                                                          134,310
                                                                 ---------------

           Total contributions                                        1,118,208

Deductions
      Distributions to participants                                   1,115,745
      Fees and expenses                                                  17,094
                                                                 ---------------

           Total deductions                                           1,132,839

NET DECREASE                                                           (426,918)

Net assets available for benefits
      Beginning of year                                               4,792,913
                                                                 ---------------

      End of year                                                  $  4,365,995
                                                                 ===============





--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.



                                                                              3.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles of the Metropolitan Bank and Trust 401(k) Plan
(Plan) which significantly affect the determination of net assets and changes in net assets are summarized below.

BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of investments. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. The amounts shown in Note 3 for securities that have no quoted market price represent estimated fair value.

Interest income is recorded on the accrual basis.

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS: In accordance with the policy of stating investments at fair value, the change in the net appreciation for the year is reflected in the statement of changes in net assets available for benefits. It consists of both net appreciation realized on purchases and sales of investments and net unrealized appreciation resulting from the change in the difference between market value and cost of investments at the beginning and end of the year.


NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL: The Plan is a defined contribution plan covering all eligible employees of Metropolitan Bank and Trust Company (the Bank). Any employee who has completed 30 days of service and is at least 21 years old is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan was amended on April
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                                                                              4.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


27, 1999 to allow the participants to purchase qualifying employer securities and qualifying employer real property. The plan was also amended on May 25, 1999 which changed the terms and conditions of the plan. Significant plan amendments included a change in the definition of compensation, a change in the eligibility requirements for the plan and a change in the employer discretionary contribution.

CONTRIBUTIONS: Participants may make salary deferral contributions at their discretion of up to 20% of annual compensation. Matching contributions are made by the employer on behalf of participants with at least one year of service who make elective compensation deferrals, at the rate of 50% of the first 6% of the participant's compensation deferred under the plan. In addition to the employer matching contribution as described above, the Board of Directors of the Bank can provide for an additional contribution on a discretionary basis. The additional contribution is allocated based on annual compensation. To be eligible to receive the additional contribution, an employee must work 1,000 hours and be employed on the last day of the plan year.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, the Employer's matching contribution and an allocation of the amount of a) the Employer's discretionary contribution b) plan earnings, and c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated based on the ratio of a particular employee's compensation to the total compensation of all employees participating in the plan. Plan earnings are allocated based on account balances, as defined in the Plan.

VESTING: Participants are immediately vested in their salary deferral contribution, special compliance contributions, rollover contributions and any earnings or losses thereon. Employer matching and discretionary contributions and earnings or losses thereon vest based on years of credited service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service.

BENEFITS AND WITHDRAWALS: Distributions of a participant's interest will be made upon death, permanent disability, retirement, or termination. A participant may request a distribution from the participant's accounts to meet an immediate financial hardship pursuant to guidelines by the Internal Revenue Service.

LOANS: Participants may borrow 50% of their vested account balance up to a maximum of $50,000 minus any loan amounts repaid in the last 12 months. The minimum loan request is $1,000.

SEPARATE INVESTMENT PROGRAMS: Plan participants direct the investment of their account balances among several investment alternatives made available by the Plan Administrator. Employer
--------------------------------------------------------------------------------



                                                                              5.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

contributions are allocated based upon each participant's investment direction.

For the period January 1, 2000 through August 14, 2000, the following funds were investments available to participants.

     AMERICAN FUNDS BOND FUND OF AMERICA: Funds are invested in a portfolio of bonds and fixed-income obligations.

     AMERICAN FUNDS INCOME FUND OF AMERICA: Funds are invested in a portfolio of stocks and bonds.

     AMERICAN FUNDS INVESTMENT COMPANY OF AMERICA: Funds are invested primarily in common stocks.

     AMERICAN FUNDS FUNDAMENTAL INVESTORS: Funds are invested primarily in large, well-known U.S. companies in areas such as broadcasting, publishing, banking, manufacturing, business, public services and utilities.

     AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND: Funds are invested only in securities that meet the fund's strict "Eligible List" criteria, which eliminates all but about 300 of the more than 2,700 companies currently traded on the New York Stock Exchange.

     AMERICAN FUNDS SMALLCAP WORLD FUND: Funds are invested in a diverse group of the world's smaller companies, representing both high-growth industries as well as companies with above average performance in more mature industries.

     AMERICAN FUNDS EUROPACIFIC GROWTH FUND: Funds are invested in non-U.S. companies which appear to offer above-average growth potential.

     AMERICAN FUNDS U.S. TREASURY MONEY FUND OF AMERICA: Funds are invested in U.S. Treasury securities maturing in one year or less.

     METROPOLITAN FINANCIAL CORP. COMMON STOCK: Funds are invested in Metropolitan Financial Corp. stock

     METROPOLITAN BANK FUND: Funds are invested in a money market fund and certificates of deposit at the Bank. The mix of investments within this fund is at the sole-discretion of the Plan Administrator.


--------------------------------------------------------------------------------


                                                                              6.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 2 - DESCRIPTION OF PLAN (Continued)

     MONEY MARKET FUNDS: Funds are invested in money market funds. The mix of investments is at the sole-discretion of the Plan Administrator.

For the period August 15, 2000 through December 31, 2000, the following funds were investments available to participants:

     AIM AGGRESSIVE GROWTH FUND: Funds are invested in small to medium-sized growth oriented companies.

     AIM VALUE FUND:  Funds are invested in established growth companies.

     AIM BALANCED FUND: Funds are invested in equities, bonds and cash equivalents.

     FEDERATED INCOME INSTITUTIONAL FUND: Funds are invested in U.S. government securities with emphasis on mortgage-backed securities.

     FEDERATED MAXIMUM CAPITALIZATION FUND: Funds are invested in stocks which replicate the S & P 500 Index.

     MFS MASSACHUSETTS GROWTH #13 FUND: Funds are invested in large growth-oriented companies.

     TEMPLETON FOREIGN A FUND: Funds are invested in equities of companies located outside the United States, including emerging markets.

     METROPOLITAN FINANCIAL CORP. COMMON STOCK: Funds are invested in Metropolitan Financial Corp. stock.

     METROPOLITAN BANK FUND: Funds are invested in a money market fund and certificates of deposit at the Bank. The mix of investments within this fund is at the sole-discretion of the Plan Administrator.


--------------------------------------------------------------------------------


                                                                              7.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

The following table presents the fair value of investments:

                                                                                    2000               1999
                                                                                  ------               ----
Investments at fair value as determined by quoted market price:
          AIM Aggressive Growth                                              $     322,411       $           -
           AIM Value                                                               517,892                   -
           AIM Balanced                                                            363,425                   -
           Federated Income Institutional                                          129,925                   -
           Federated Maximum Capitalization                                         82,044                   -
           MFS Massachusetts Growth #13                                          1,751,253                   -
           Templeton Foreign A                                                     247,598                   -
           American Funds:
                Bond Fund of America                                                     -              74,803
                Income Fund of America                                                   -             292,644
                Investment Company of America                                            -           1,416,759
                Fundamental Investors                                                    -             518,468
                Washington Mutual Investors Fund                                         -             881,022
                Smallcap World Fund                                                      -             219,365
                U.S. Treasury Money Fund                                                 -               4,523
                Europacific Growth Fund                                                  -             205,241
                                                                             -------------       -------------
                                                                                 3,414,548           3,612,825

           Metropolitan Financial Corp. common stock                               115,741             168,592

Investments at estimated fair value:
           Metropolitan Bank Fund:
                Metropolitan Money Market Fund                                      17,236              15,096
                Metropolitan Deposit Accounts                                      517,162             803,824
           Money Market Funds:
                Federated Prime Obligations Fund                                    42,338                   -
                Vanguard Prime Money Market Fund                                     8,081                   -
                                                                             -------------       -------------
                                                                                   584,817             818,920

           Participant loans                                                       170,329             120,768
                                                                             -------------       -------------

           Total investments                                                 $   4,285,435       $   4,721,105
                                                                             =============       =============


--------------------------------------------------------------------------------


                                                                              8.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS  (Continued)

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

   Investments at fair value as determined by quoted
     market price:
           American Funds:
                Bond Fund of America                           $    (387)
                Income Fund of America                             5,286
                Investment Company of America                     55,993
                Fundamental Investors                             31,020
                Washington Mutual Investors Fund                  62,638
                Small Cap World Fund                             (14,567)
                Europacific Growth Fund                          (25,313)
           AIM Funds:
                AIM Aggressive Growth                           (119,043)
                AIM Value                                       (155,839)
                AIM Balanced                                     (37,986)
                Federated Income Institutional                     2,961
                Federated Maximum Capitalization                  (8,357)
                MFS Massachusetts Growth #13                    (520,045)
                Templeton Foreign A                               (9,120)
           Metropolitan Financial Corp. common stock            (100,267)
                                                               ----------
     Net depreciation in fair value                            $(823,026)
                                                               ==========


NOTE 4 - TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan.


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the plan, any party rendering services to the plan, the employer, and certain others. Transactions during the year with parties-in-interest included investments in a money market fund and


--------------------------------------------------------------------------------


                                                                              9.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------
certificates of deposit of the employer and investments in common stock with the parent company of the employer.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.














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                                                                             10.

                            SUPPLEMENTARY INFORMATION

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000

--------------------------------------------------------------------------------


Name of plan sponsor:  Metropolitan Bank and Trust Company
Employer identification number:  34-0847574
Three-digit plan number:  002

                                                                     (c)
                        (b)                               Description of Investment
                Identity of Issue,                        Including Maturity Date,                         (e)
                 Borrower, Lessor,                      Rate of Interest, Collateral,       (d)          Current
(A)              or Similar Party                           Par or Maturity Value          Cost           Value
---              ----------------                           ---------------------          ----           -----

          AIM Aggressive Growth                                  25,248 units          $  436,542      $    322,411
          AIM Value                                              41,398 units             656,959           517,892
          AIM Balanced                                           12,078 units             399,086           363,425
          Federal Income Institutional                           12,725 units             126,999           129,925
          Federated Maximum Capitalization                        3,066 units              90,264            82,044
          MFS Massachusetts Growth #13                          102,173 units           2,190,308         1,751,253
          Templeton Foreign A                                    23,946 units             253,283           247,598

          Metropolitan Bank Fund:
  *            Metropolitan                                 Money Market Fund                                17,236
  *            Metropolitan                                   Passbook, 4.89%                               517,162

          Money Market Funds:
               Federated Prime Obligation Fund                                                               42,338
               Vanguard Prime Money Market Fund                                                               8,081

  *       Metropolitan Financial Corp. Common Stock             48,733 shares                               115,741

          Participant Loans                                                                                 170,329
                                                                                                   ----------------
          Total                                                                                    $      4,285,435
                                                                                                   ================


*  Considered parties-in-interest to the Plan.

--------------------------------------------------------------------------------


                                                                             11.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                  SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE
                    TRANSACTIONS Year ended December 31, 2000

--------------------------------------------------------------------------------


Name of plan sponsor: Metropolitan Bank and Trust Company
Employer identification number:  34-0847574
Three-digit plan number:  002

                                     (b)
                                  Description
                                   of asset
              (a)             (including interest       (c)       (d)       (e)
          Identity of          rate and maturity     Purchase   Selling    Lease
         party involved         in case of loan)       price     price    rental
         --------------        -----------------       -----     -----    ------

*  Metropolitan Financial Corp.    Common stock      $ 47,415



           (f)                       (h)
         Expense                   Current
        incurred        (g)     value of asset     (i)
          with         Cost    on transaction    Net gain
      transaction    of asset       date        or (loss)
      -----------    --------       ----        ---------

                    $ 47,415









* Considered parties-in-interest to the Plan.

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                                                                             12.